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08031219 OMMISSION ;49

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40415

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RODGERS CAPITAL CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2000 GLEN ECHO RD, SUITE 101
(No. and Street)

NASHVILLE, TN 37215
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
STEVE THORNE (615) 383 8600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CROSSLIN & ASSOCIATES, P.C.
(Name – *if individual, state last, first, middle name*)

2525 WEST END AVE, SUITE 1100 NASHVILLE, TN 37203
(Address) (City) (State) (Zip Code)

PROCESSED
APR 25 2008
THOMSON REUTERS

SEC Mail Processing Section
APR · 4 2008
Washington, DC
100

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, STEVE THORNE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RODGERS CAPITAL CORPORATION, as of DECEMBER 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PAMELA DOZIER SLATON STATE OF TENNESSEE NOTARY PUBLIC DAVIDSON COUNTY

Signature

SECRETARY
Title

Pamela Dozier Slaton
Notary Public
My Commission Expires July 15, 2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RODGERS CAPITAL CORPORATION

FINANCIAL STATEMENTS

DECEMBER 31, 2007 AND 2006

Table of Contents

CROSSLIN
&ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

The Board of Directors
Rodgers Capital Corporation
Nashville, Tennessee

We have audited the accompanying statements of financial condition of Rodgers Capital Corporation (the "Company") as of December 31, 2007 and 2006, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rodgers Capital Corporation as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Crosslin + Associates, P.C.

Nashville, Tennessee
April 2, 2008

RODGERS CAPITAL CORPORATION
STATEMENTS OF FINANCIAL CONDITION

ASSETS

	December 31, 2007	December 31, 2006
Cash	$ 9,540	$ 7,772

LIABILITIES

	2007	2006
Accounts payable	-	11

STOCKHOLDER'S EQUITY

	2007	2006
STOCKHOLDER'S EQUITY (Note B)		
Common stock - no par value; $350 stated value; 1,000 shares authorized; 100 shares issued and outstanding	35,000	35,000
Additional paid-in capital	25,200	25,200
Accumulated deficit	(50,660)	(52,439)
Total stockholder's equity	9,540	7,761
Total liabilities and stockholder's equity	$ 9,540	$ 7,772

See notes to financial statements.

RODGERS CAPITAL CORPORATION
STATEMENTS OF OPERATIONS

	Year Ended December 31,	
	2007	2006
REVENUE		
Consulting income	$273,977	$ 50,000
Other income	-	-
Total revenue	273,977	50,000
EXPENSES		
Consulting expenses	262,744	50,000
Administrative expenses	9,454	9,899
Total expenses	272,198	59,899
NET INCOME (LOSS)	$ 1,779	$(9,899)

See notes to financial statements.

RODGERS CAPITAL CORPORATION
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2007 AND 2006

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balances at January 1, 2006	$35,000	$15,200	$(42,540)	$ 7,660
Contribution to additional paid-in capital	-	10,000	-	10,000
Net loss	-	-	(9,899)	(9,899)
Balances at December 31, 2006	35,000	25,200	(52,439)	7,761
Net income	-	-	1,779	1,779
Balances at December 31, 2007	$35,000	$25,200	$(50,660)	$ 9,540

See notes to financial statements.

RODGERS CAPITAL CORPORATION
STATEMENTS OF CASH FLOWS

	Year Ended December 31,	
	2007	2006
Cash flows from operating activities:		
Cash received from customers	$ 273,977	$ 50,000
Administrative expenses paid	(9,465)	(9,888)
Expenses paid	(262,744)	(50,000)
Net cash provided by (used in) operating activities	1,768	(9,888)
Cash flow from financing activities		
Cash provided by additional paid in capital	-	10,000
Net cash provided by financing activities	-	10,000
Net increase in cash	1,768	112
Cash at beginning of year	7,772	7,660
Cash at end of year	$ 9,540	$ 7,772

Reconciliation of net income (loss) to net cash provided by (used in) operating activities

	2007	2006
Net income (loss)	$ 1,779	$(9,899)
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:		
(Decrease) increase in accounts payable	(11)	11
Net cash proved by (used in) operating activities	$ 1,768	$(9,888)

See notes to financial statements.

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company

The Company is registered as a securities broker/dealer and is subject to the requirements of the Securities and Exchange Commission and the National Association of Securities Dealers.

Income Taxes

The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Use of Estimates in the Preparation of Financial Statements

Judgment and estimation is exercised by management in certain areas of the preparation of financial statements. The more significant area includes the valuation allowance related to deferred income tax assets. Management believes that such estimate has been based on reasonable assumptions and is appropriate. Actual results could differ from the estimate.

B. NET CAPITAL REQUIREMENTS

The Company, as a registered broker/dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1).

Under the computation provided by the Uniform Net Capital Rule, the Company is required to maintain "net capital" equal to the greater of $5,000 or 6 2/3% of "aggregate indebtedness" as those terms are defined in the rule.

B. NET CAPITAL REQUIREMENTS - Continued

The Company had the following requirements and balances as of December 31, 2007 and 2006:

	December 31,	
	2007	2006
Aggregate indebtedness times 6 2/3%	$ -	$ -
Net capital requirement - minimum	5,000	5,000
Net capital at year end	9,540	7,761
Ratio of aggregate indebtedness to net capital	N/A	N/A

C. INCOME TAXES

The Company had no income tax expense or benefit for the years ended December 31, 2007 and 2006. The Company has deferred tax assets approximating $14,000 and $14,500 as of December 31, 2007 and 2006, respectively, which result solely from net operating losses and which are offset by a valuation allowance of an equal amount.

At December 31, 2007, the Company had cumulative net operating loss carryforwards to offset future federal and state taxable income of approximately $32,935 and $64,335, respectively, expiring from 2008 to 2020.

SUPPLEMENTAL INFORMATION

SCHEDULE I
RODGERS CAPITAL CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2007

TOTAL AGGREGATE INDEBTEDNESS	$ -
NET CAPITAL	$9,540
Minimum capital required to be maintained (greater of $5,000 or 6 2/3% of aggregate indebtedness)	5,000
NET CAPITAL IN EXCESS OF REQUIREMENTS	$4,540
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	N/A
NET WORTH	
Common stock	$ 35,000
Additional paid-in capital	25,200
Accumulated deficit	(50,660)
	9,540
NET CAPITAL, as reported on FOCUS Part IIA	$ 9,540

SCHEDULE II
RODGERS CAPITAL CORPORATION
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER
RULE 15c3-3
DECEMBER 31, 2007

This report does not include a Computation for Determination of Reserve Requirements under Rule 15c3-3 as an exemption is claimed under Rule 15c3-3(k)(2)(i).

SCHEDULE III
RODGERS CAPITAL CORPORATION
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2007

This report does not include information relating to possession or control requirements, as the Company holds no customer funds or securities, and an exemption is claimed under Rule 15c3 -3.

SCHEDULE IV
RODGERS CAPITAL CORPORATION
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF CREDITORS
DECEMBER 31, 2007

A Statement of Changes in Liabilities Subordinated to Claims of Creditors is not included in this report as the Company had no subordinated liabilities during the audit period.

CROSSLIN
&ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report on Internal Control

The Board of Directors
Rodgers Capital Corporation
Nashville, Tennessee

In planning and performing our audit of the financial statements of Rodgers Capital Corporation (the Company), as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.